

April 7, 2011

<u>Via Fax and Mail</u>
Thomas S. Hall, President and CEO
NovaMed, Inc.
333 West Wacker Drive
Suite 1010
Chicago, Illinois 60606

      Re: NovaMed, Inc.
              Amendment No. 2 to Schedule 14A
              March 29, 2011
              File No. 000-26625

Dear Mr. Hall:

      We have completed our review of your filings and do not have any further comments at this time.

                          Sincerely,

                          /s/ Pamela Howell
                          for

                          John Reynolds
                          Assistant Director